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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

Thomas E. Rutledge
Ogden Newell & Welch PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 115637-10-0

1.	Name of Reporting Person: Dace Brown Stubbs		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,000

		8.	Shared Voting Power: 19,209,330

		9.	Sole Dispositive Power: 2,000

		10.	Shared Dispositive Power: 19,209,330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,211,330

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ N/A

13.	Percent of Class Represented by Amount in Row (11): 33.83%

14.	Type of Reporting Person (See Instructions): IN

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Item 1. Security and Issuer.

Brown-Forman Corporation
Class A Common Stock
850 Dixie Highway
Louisville, Kentucky 40210

Item 2. Identity and Background.

a)	Name:	Dace Brown Stubbs

b)	Principal Business address:	135 Sago Palm Road Vero Beach, Florida 32963

c)	Private Investor; Director, Brown-Forman Corporation

d)	Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

e)	Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4. Purpose of Transaction.

     This filing is made on a voluntary basis to bring the undersigned’s disclosure of beneficial ownership current as of January 1, 2005.

Item 5. Interest in Securities of the Issuer.

     The amount of shares beneficially owned by the undersigned as of January 1, 2005, is as follows:

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		Aggregate	Percent
		Number	of Class
(a)	Beneficially Owned	19,211,330	33.83%

(b)	Sole Voting Power	2,000
	Shared Voting Power	19,209,330
	Sole Disposition Power	2,000
	Shared Disposition Power	19,209,330

(c)	None.

(d)	The undersigned, as a member of the Advisory Committee to certain trusts, with two other Advisory Committee members, shares voting and disposal powers over shares of Brown-Forman Corporation Class A common stock exceeding 5% of the class. Those other advisors are W.L. Lyons Brown, Jr., Hilliard-Lyons Center, 501 Fourth Avenue, Louisville, Kentucky 40202, Retired, former Chairman of the Board and Chief Executive Officer of Brown-Forman Corporation, currently United States Ambassador to Austria, and Owsley Brown Frazier, 829 West Main Street, Louisville, Kentucky 40202, Retired, former Vice Chairman of Brown-Forman Corporation. Neither Mr. W.L. Lyons Brown, Jr. nor Mr. Owsley Brown Frazier has been convicted of a criminal offense or been found liable in a civil action involving securities laws in the last five years. Both are United States citizens.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2005

/s/ Dace Brown Stubbs
Dace Brown Stubbs

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